Exhibit 99.1

Concord Medical Welcomes Investment Led by
China International Capital Corporation Limited

BEIJING, Apr 3, 2018 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading specialty hospital management solutions provider and operator of a network of radiotherapy and diagnostic imaging centers in China, today announced that investment institutions led by CICC Capital Management Company Limited (“CICC Capital”), a wholly-owned subsidiary of China International Capital Corporation Limited (“CICC”), will make a strategic investment in Concord Medical’s subsidiary, Beijing Meizhong Jiahe Hospital Management Co., Ltd. (“Meizhong Jiahe”). The total investment will be RMB 1.5 to 1.8 billion. After completion of the investment, the total shares held by these institutions led by CICC Capital will account for 37.5% to 41.9% of the equity interests of Meizhong Jiahe.

As the most important operating platform of Concord Medical in China, Meizhong Jiahe has been committed to investing in the operation of cancer diagnosis and treatment centers nationwide. It has developed into a nationwide hospital management group and a network of independent specialty cancer hospitals located in Beijing, Shanghai and Guangzhou, with an emphasis on high-end specialty cancer hospitals, including secondary specialty cancer hospitals and proton therapy treatment. With the aim of ensuring technical training, promoting medical quality and strengthening hospital management, Meizhong Jiahe will provide high-quality medical services for patients. Meizhong Jiahe is committed to becoming a top brand for Chinese specialty cancer hospitals by introducing international frontier medical research results, multidisciplinary treatment models and hospital management concepts.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “As CICC Capital is one of the most influential investment institutions in China with a strong state-owned background, we are excited and honored to have such a strong strategic partner to make a significant investment in Meizhong Jiahe. This is also an important milestone in the overall strategic development of Concord Medical. This strategic investment will provide strong financial support for Meizhong Jiahe and its operations in China. We strongly believe that Meizhong Jiahe will take this opportunity to invest more firmly in the medical industry, focus on the Chinese healthcare market and provide the latest international advanced technologies. We also believe that Meizhong Jiahe offers best-in-class clinical outcomes and caring services to our patients.”

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of a network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2017, the Company operated a network of 60 centers with 41 hospital partners that spanned 34 cities and 19 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the outcome of the investment described above and other risk factors contained in the Company’s annual report on 20-F filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services

Ms. Carol TIAN (Chinese and English)

+86 10 5903 6688 (ext. 608)

yuan.tian@ccm.cn